Exhibit 99.1

STAPLES USR PARENT REAFFIRMS ITS PROPOSAL TO ACQUIRE THE ODP CORPORATION’S CONSUMER BUSINESS FOR $1.0 BILLION; STAPLES USR PARENT WILL CONTINUE TO EVALUATE ALL OPTIONS FOR ITS ODP INVESTMENT

FRAMINGHAM, MA—November 5, 2021—USR Parent, Inc. (“Staples”) today reaffirmed its June 4, 2021 proposal to The ODP Corporation (together with its subsidiaries, the “Company”) to acquire the Company’s consumer business for a cash purchase price of $1.0 billion. This proposal was formally delivered to the Company on June 4, 2021 and remains unchanged.

In November 2020, Staples filed the necessary governmental approvals with the Federal Trade Commission to acquire the Company, and has made substantial progress responding to the government’s data requests and inquiries in connection therewith. With the Company’s full cooperation, Staples is confident that the parties will be able to expeditiously obtain the necessary antitrust approvals for the proposed acquisition of the Company’s consumer business.

While Staples has decided to abandon its previously announced intent to commence a tender offer for all of the outstanding shares of the Company, Staples continues to evaluate all options in connection with its investment in the Company, including, but not limited to, the sale of all or a portion of the shares of Company common stock beneficially owned by affiliates of Staples, and reserves all rights in connection therewith.

About USR Parent, Inc.

USR Parent, Inc. supports lifelong achievement for businesses and consumers however and wherever they work and learn today. With more than 1,000 retail locations, innovative brands and a product assortment for businesses, entrepreneurs, educators and students, USR Parent, Inc. provides customized solutions for continued professional and personal growth. The company is headquartered in Framingham, Massachusetts.

This communication does not constitute an offer to buy or solicitation of an offer to buy any securities. This communication relates to a proposal that Staples has made for a business combination transaction with The ODP Corporation. In furtherance of this proposal and subject to future developments, Staples may file one or more proxy statements, tender offer statements or other documents with the Securities and Exchange Commission.

This communication is not a substitute for any proxy statement, tender offer statement or other document Staples may file with the SEC in connection with the proposed transaction. This document shall not constitute the solicitation of an offer to buy any securities of ODP.

Contacts

Steven Lipin/Patricia Figueroa, Gladstone Place Partners

212-230-5930